ROPES & GRAY LLP 191 NORTH WACKER DRIVE 32nd FLOOR CHICAGO, ILLINOIS 60606-4302 WWW.ROPESGRAY.COM

February 7, 2024

Ms. Kim McManus

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Calamos ETF Trust (File Nos. 333-191151 and 811-22887) (the “Registrant”)

Dear Ms. McManus:

I am writing to respond to the follow-up comment of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by the Registrant in connection with the registration statement on Form N-1A, filed with the Commission pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on October 6, 2023 (the “PEA”) for the purpose of adding Calamos Alternative Nasdaq & Bond ETF (originally named Calamos [ ] Synthetic Convertible ETF (the “Fund”), as a new series of the Registrant. Your follow-up comment provided by telephone on February 6, 2024 is summarized below and is followed by our response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the PEA.

1.	Comment. In light of the Fund’s strategy, please explain supplementally why the Alternative Nasdaq aspect of the Fund’s name is not materially deceptive or misleading.

Response. The Registrant is of the view that the term “Alternative Nasdaq” in the Fund’s name is not materially deceptive or misleading.

As disclosed in the prospectus, the Fund is an actively managed ETF that seeks to deliver convertible security-like exposure to companies within the Nasdaq-100 Index®. The Registrant has added language to clarify this further, shown below in underlined text.

The Fund is an actively managed exchange-traded fund ("ETF") that seeks to deliver convertible security-like exposure to companies within the Nasdaq-100 Index®. This investment approach is an alternative way to access Nasdaq-100 stocks by seeking to offer upside potential through the options and seeking to limit the downside through the fixed income portfolio. This is an alternative approach to outright equity investing. To achieve this exposure through investment in alternative instruments, the Fund will use a hybrid investment approach that utilizes equity and fixed income strategies. The Fund pursues its objective by investing, under normal circumstances, at least 80%, but up to 100%, of its net assets (plus borrowings for investment purposes, if any) in a portfolio of equity instruments (including options and equity ETFs) and fixed income instruments (including bonds and fixed income ETFs) intended to deliver convertible security-like exposure to companies in the Nasdaq-100 Index. The Fund will consider the investments of underlying funds when determining compliance with its 80% policy. The Fund's investment adviser is Calamos Advisors LLC ("Calamos Advisors" or the "Adviser").

The equity exposure will be achieved through investment in alternative instruments by purchasing the right to acquire an optimal number of stocks selected from the Nasdaq-100 Index based on a variety of factors including but not limited to liquidity and market capitalization and purchasing the right to acquire the corresponding stocks. In addition, equity exposure also may be achieved through investments in equity ETFs. The fixed income instruments will be selected based on credit quality, yield, duration, liquidity, and such other factors as deemed relevant by the Adviser. The fixed income instruments are intended to serve as a base for the Fund's portfolio by creating bond-like returns.

* * * * *

In addition, Nasdaq, Inc., the owner of the rights to the Nasdaq-100 Index and Nasdaq tradenames and registered trademarks, has explicitly authorized the Registrant the right to use "Alternative Nasdaq" in the Fund's name. It is the Registrant's belief that Nasdaq, Inc. would not have authorized such use if the name were to be interpreted as being an alternative to Nasdaq.

Lastly, pursuant to your request, the Company acknowledges that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff.

We hope that the foregoing responses adequately address your comment.

Should you have any further questions or comments, please do not hesitate to contact me at (312) 845-1241.

Very truly yours,

/s/ Rita Rubin

Rita Rubin, Esq.

cc:

John P. Calamos, Sr.

J. Christopher Jackson, Esq.

Erik D. Ojala, Esq.

Susan L. Schoenberger, Esq.

Paulita A. Pike, Esq., Ropes & Gray LLP

C. Lawrence Zmerega, Esq., Ropes & Gray LLP